CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

VIA EDGAR

April 30, 2009

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:          China Properties Developments, Inc.
File No. 000-50637
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

Dear Mr. Woody:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated February 5, 2009 to China Properties Developments, Inc. (the “Company”).  The responses below correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Significant Accounting Policies

J- Revenue Recognition, page F-9

1.
It is unclear from your current disclosure how you are recognizing profits from sales of condominium units.  In your disclosure you make no reference to the full accrual method under SFAS 66 or any other accepted method of recognizing sales on real estate.  Tell us, and revise your disclosure to specifically indicate the method used by you to recognize profit on sales of condominium units. Additionally, tell us and disclose in detail the criteria that must be met by you in order to employ the revenue recognition method you have adopted.  Reference is made to SFAS 66.

The Company recognizes revenue by the Full Accrual Method as described in SFAS 66 for recognizing profits from sales on real estate.  Prior to recognizing any revenue, the Company collects payments in full from the pre-selling of the condominium units.  These payments are recorded as deferred revenue.

Profits on real estate sales transactions are recognized when all of the following criteria are met:

1)	Payments on the units purchased have been received in full and not subject to any future subordination, and
2)	The construction is completed according to the requirements specified in the sales contract, and
3)	The title of the property has been transferred to the buyer along with the risk and rewards of ownership.

The disclosure concerning revenue recognition has been provided in the financial statements included with the Company’s Form 10-K for the year ended December 31, 2008.

Please advise if our disclosure must make reference to SFAS 66.  If so, we will indicate such in future filings.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13, Business Combination, page 20

2.
We have considered your response to our prior comment 2 and remain uncertain how you have determined that the acquisition of Shaanxi Xin Yuan Real Estate Co. should be accounted for as a reorganization of entities under common control.  Specifically, we are unclear what is meant by the phrase “The same shareholders owning 54% of the Company also own 84% of Xin Yuan.”  Identify for us exactly the entity or person that held common control of Xi’an Jaihui Real Estate Co. and Shaanxi Xin Yuan Real Estate Co.  To the extent a group of individuals represent the common control interest, explain to us how this group meets the requirements of paragraphs 3(b) and 3(c) of EITF 02-5.  In addition, please provide to us your analysis of FIN 46(R) as it pertains to these agreements and the potential consolidation of these entities.

For your reference, we are summarizing below the various agreements entered into on June 23, 2008, effective as of June 1, 2008, between our 90.28% subsidiary, Xi’an Jiahui Real Estate Co., Ltd (“Jiahui”), and Shaanxi Xinyuan Real Estate Co. Ltd. (“Shaanxi”).

Exclusive Consulting Services Agreement

Pursuant to the exclusive Consulting Services Agreement, Jiahui will provide consulting services to Shaanxi in relation to its current and proposed operations including, but not limited to, services with respect to Shaanxi’s general business operation, human resources and business development.  Shaanxi shall not accept any similar services from any third party without the consent of Jiahui.  In consideration of the services provided, Jiahui shall receive a consulting services fee each quarter equal to all of Shaanxi’s net after tax income for such quarter.  In addition, Jiahui shall be the sole and exclusive owner of all rights, title, interests and intellectual property rights arising from the performance of the exclusive consulting agreement.

Business Operations Agreement

Pursuant to the Business Operations Agreement, Jiahui has the right to recommend director candidates and appoint the senior executives of Shaanxi, and approve any transactions that may materially affect the assets, business, employment, obligations, rights or the operations of Shaanxi.

Option Agreement

Pursuant to the Option Agreement, Jiahui was granted an exclusive option to purchase from the shareholders of Shaanxi all of their equity interests in Shaanxi at the lowest price permitted by PRC laws applicable at the time of exercise of such option right.  Jiahui was granted the option right immediately after the execution of the Option Agreement, and such option right cannot be revoked or amended during the term of the Agreement. Jiahui may exercise part or full option anytime during the term of the Option Agreement.  The Option Agreement has a term of 10 years.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, the shareholders of Shaanxi pledged 100% of their equity interest in Shaanxi to Juahui to ensure that Shaanxi will perform its obligations under the Consulting Services Agreement and the various other related agreements by and between Juahui and Shaanxi, and in order to provide an additional mechanism for Juahui to enforce its rights to collect the consulting services fees from Shaanxi.

Proxy Agreement

Pursuant to the Proxy Agreement, the shareholders of Shaanxi have granted to Jiahui a proxy to vote all of shares in Shaanxi for the maximum period of time permitted by law.

As mentioned above, these agreements took effect on June 1, 2008.  Based on the definition given in EITF 3 (a), (b) and (c), the Company and Shaanxi are under common control.  Below is a comparison of the ownership before and after the reorganization.

Common Ownership prior to reorganization:

Note 1: Ping’an Wu and family include:

Name	Relationship	Ownership interest

Ping’an Wu	n/a	14.3%
Rong Wu	Daughter	8.1%
Lin Wu	Daughter	8.1%
Zhendong Wu	Son	8.1%
Zhenxi Wu	Nephew (pledged shares to Ping’an Wu by proxy)	2.7%
Zheng Yang	Pledged shared to Ping’an Wu by proxy	4%
Dongguan Plastic Cement Co.	Pledged shares to Ping’an Wu by proxy	4.5%
Shuzhen Yang	Ex-wife (through ownership of Shaanxi Ruize) which shares are pledged to Ping’an Wu by proxy	4.5%
	Total	54.0%

Note 2: Ping’an Wu and family include: Shuzhen Yang (ex-wife) – 84%

Common Ownership after reorganization:

Note 3: After the reorganization, the various contracts render Shaanxi under the effective control of the Company.

As a result of the transaction effected by the various agreements mentioned above and attached thereto, the Company holds significant variable interests in Shaanxi and became the beneficiary of Shaanxi.

The accounts of Shaanxi are consolidated in the Company’s financial statements pursuant to Financial Accounting Standards Board Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities – an interpretation of ARB No 51).

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to Steven Lou, our Chief Financial Officer at our offices, or our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at 973-443-0600 or by fax at 973-443-0609.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/ Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer